CARDERO RESOURCE CORP. Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

November 16, 2004

NEWS RELEASE

Symbols:  TSX-Ven.CDU

FSX.CR5

MARK CRUISE, Ph.D. JOINS CARDERO AS

VP OF EXPLORATION

Cardero Resource Corp. (“Cardero” or the “Company”) is pleased to announce that Mark Cruise has joined the group as Vice President–Exploration.  Educated in Ireland, Mark has a B.A. (Mod.) and a Ph.D. Geology from Trinity College, Dublin.

For the past eight years, Mark was employed by Anglo American plc in grassroots- and mine-site settings.  As a member of Anglo's Lisheen Mine feasibility/technical team in Ireland, he planned and supervised the project-definition and geotechnical drilling programs before going on to initiate district- and country-wide base-metal exploration. In 2001, Mark joined Anglo's Vancouver office, where he held the position of Senior Geologist Copper/Zinc and was responsible for the company's copper and zinc portfolio, including project generation and implementation in Canada, USA, and Mexico.

Most recently Mark was project manager for Anglo’s Baja California Norte - IOCG Belt project, designing and implementing the regional exploration program which has resulted in the definition of the high priority San Fernando and Amorgosa targets.

“Mark’s exemplary track record has provided him with expertise in a variety of commodity and deposit types” stated Henk Van Alphen, Cardero’s President and CEO, “In addition to an intimate knowledge of the Baja California Norte IOCG project, Mark is ideally suited to co-ordinate Cardero’s aggressive exploration and property development programs in Argentina and Peru.”

Cardero further announces that it has, pursuant to its Incentive Stock Option Plan, granted to certain officers, employees and consultants of the Company, options to purchase an aggregate of 350,000 common shares of the Company.  The options are exercisable on or before November 16, 2006 at a price of $3.25 per share.

The Company is well financed with over $18 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU) and on the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, silver, copper and iron ore-copper-gold (IOGC) projects which will ensure the recognition of Cardero as a world-class exploration and development company.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Henk Van Alphen, President” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: (604) 408-7488 / Fax:  (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release which has been prepared by management.